Exhibit 4.37

OFFICE SERVICE AGREEMENT

This Service Agreement dated June 24, 2020 is between Quest Workspaces 800 3rd, LLC (“Quest Workspaces”) having an address at 800 3rd Avenue, Suite 2800; New York, NY 10022 (“Licensor”) and CACM Group NY, Inc (“Licensee”), having an address at: 800 3rd Avenue, Suite 2800; New York, NY 10022

In consideration of the covenants and fees set forth herein, Licensor shall grant to Licensee a license to use one or more offices (as hereinafter defined) in the Quest Workspaces Business Center (“Center”) and the facilities and services of the Center, upon and subject to the terms set forth below. Service Retainers are refundable.

THE SPECIFICS OF THIS AGREEMENT ARE AS FOLLOWS:

Agreement Term	Office Number	Start Date	End Date	# of Occupants	Monthly Office Package
12	2922	6/1/2020	5/30/2021	3	3780.00

Monthly Office Charges Include:

24/7 office ▪ internet access ▪ shared reception area ▪ shared access to furnished conference rooms & day office ▪ kitchen use with complimentary coffee, tea & water service ▪ business address, mail & package handling ▪ shared fax number & services ▪ normal use of electrical, HVAC & janitorial service ▪ restroom facilities ▪ optional ala carte services

Service Description	Qty	Rate	Total	Service Description	Qty	Rate	Total
VoIP Phone Set	2	$39.00	78.00
Additional company name	1	$50.00	$50.00

Furniture Description & Special Instructions:	Summary & Due at Signing
	Total Monthly Fees:	$3908.00

	Setup Fees Per Office:	n/a
	Service Retainer (2x monthly):	Already on file
	Due at Signing*:	$3908.00

*	Any applicable state or local taxes will be reflected on each monthly invoice.

Description of Licensee’s business: Inverstment

The attached Terms & Conditions, the Center Rules & Regulations, and any attached Addenda are incorporated into and made a part of this Agreement and the parties hereto agree to be legally bound thereby. IN WITNESS WHEREOF, Licensor and Licensee have duly executed this Service / License Agreement as of the day and year first above written.

QUEST WORKSPACES		LICENSEE:	CACM Group NY

SIGNED:	/s/ Anna Nievera	SIGNED:	/s/ hui Xu
	Anna Nievera (Jun 30, 2020 15:29 EDT)		hui Xu (Jun 30, 2020 14:53 EDT)

NAME:	Anna Nievera	NAME:	hui Xu

TITLE:	CENTER MANAGER	TITLE:	Manager

DATE:	Jun 30, 2020	DATE:	Jun 30, 2020

1.	OFFICE:

A.	This Agreement provides for the exclusive use of the office and any furniture as outlined on the first page of this Agreement, and for the shared use of the common areas of the Center. The landlord of the building (“Landlord”) provides cleaning of the office, maintenance services, lighting, electricity and heating/air conditioning to the Center during normal business hours. The normal business hours and quantities of the foregoing services are determined by our Landlord. We will deliver the office and any furniture in its “as is” condition at the commencement of this Agreement. We have not made any representations or warranties with respect to the office, any furniture or the Center. By taking possession of the office, you acknowledge that the office and any furniture are in satisfactory condition at the time of possession. If we are unable to deliver possession of the office at the commencement of this Agreement for any reason, this Agreement and your obligations hereunder will not be affected, except that you shall not be required to pay any sums until we deliver possession of the office to you.

B.	You may only use the office for the business purposes stated on the front of this Agreement or subsequently agreed with us. You will not use the office in any manner which is forbidden by law, may be hazardous, may invalidate or increase the premium of any insurance policy carried with respect to the building or the Center, or may impair the character or reputation of the Center. You agree not to compete with us by providing serviced office accommodations.

C.	If necessary, and in any event no more than once in every twelve month period, we may allocate different offices to you upon not less than ten (10) days prior notice to you, but these will be of equivalent size and comparable in layout. We will pay any reasonable expenses incurred in connection with the transfer of your property.

D.	You agree to maintain the office in good condition and repair and agree to make no additions or alterations to the office or the Center or install any equipment therein, without our prior written consent, which may be granted or withheld in our sole discretion.

E.	We can enter your office at any time. However, unless there is an emergency we will, as a matter of courtesy, attempt to inform you in advance when access is needed to the office to carry out testing, repairs or work other than routine inspection, cleaning and maintenance. We will also respect security procedures to protect the confidentiality of your business.

2.	NATURE OF THIS AGREEMENT: This Agreement and any Addenda constitute a license agreement. You acknowledge that this Agreement creates no tenancy interest, leasehold estate or other real property interest in your favor with respect to the accommodation. This Agreement is personal to you and cannot be transferred to anyone else. Any discounts or one-time offers are for the initial period only, as outlined in this Agreement.

3.	DURATION: This Agreement lasts for the period stated on the first page and will then automatically renew for successive periods for the same duration as to the initial term, until brought to an end by you or by us in accordance with these terms and conditions. All periods shall run to the last day of the month in which they would otherwise expire. The Monthly Office Package Charge for any renewal period will be at the greater of (a) current market prices, as determined by us in our good faith judgment, or (b) a 10% increase on the then current Monthly Office Package Charge. In all other respects, your Agreement will renew with the same terms and conditions.

4.	NON-RENEWAL: Either party can terminate this Agreement at the end date of the initial term stated on the first page, or at the end of any renewal period, by giving written notice to the other at least sixty (60) days prior to such end date or end of the renewal period, as applicable. However, if the initial term or renewal period is for two months or less and one party wishes to terminate it, the notice period is thirty (30) days. If this Agreement consists of three or more offices (regardless of the length of the initial term or any renewal period), such notice must be given at least ninety (90) days prior to any termination date.

5.	ENDING THIS AGREEMENT IMMEDIATELY: We may put an end to your Agreement immediately by giving you notice if: (a) you become insolvent; go into liquidation or become unable to pay your debts as they fall due; (b) you fail to pay any amounts hereunder on the date due and such failure continues for five days after notice thereof; (c) you fail to comply with any of the other terms or conditions of this Agreement and any such failure continues for ten (10) days after notice from us; or (d) your conduct, or that of someone at the Center with your permission or at your invitation, is deemed incompatible with ordinary office use by us. If we put an end to this Agreement for any of these reasons, it does not put an end to any outstanding obligations you may have. In such event, we may, after complying with any applicable legal requirements, also take possession of the office. If you default and we take any of the foregoing actions or change the office locks, removes your property, or otherwise deny you access after the 10 days period, we will not be liable for any damages to you.

6.	TERMINATION:

A.	Upon the expiration or termination of this Agreement, your agreement to occupy the office and use the Center is revoked and you will remove all of your property and return the office and any furniture in the same condition in which it was delivered to you, subject to reasonable wear and tear. Any personal property left in the office will be considered abandoned and we may dispose of it without any liability. All telephone and facsimile numbers are our property and cannot be transferred to you at the expiration or termination of this Agreement.

B.	If you continue to occupy the office after the expiration or termination of this Agreement without our written consent, such possession shall be upon and subject to the terms of this Agreement, except that you will be obligated to pay us two times the Monthly Office Package Charge, together with any additional service charges payable hereunder (and we are under no obligation to provide any additional services to you). In addition, you shall and hereby do indemnify and hold us harmless from all loss, cost and expense resulting from your failure to vacate the office, including, without limitation, any claims made by any succeeding or prospective licensee based upon such failure. We are entitled to exercise all remedies on account of such possession, and your obligation to pay any sums and our acceptance thereof shall be without prejudice to such remedies.

7.	TRANSITION WHEN THIS AGREEMENT ENDS: Upon your departure or if you, at your option, choose to relocate to a different office within the Center, in addition to any amounts payable hereunder, a flat fee per office, in accordance with the list below, will be assessed for standard office restoration and services disconnections: (i) Less than 120 square feet: $400; (ii) 120 to 180 square feet: $600; and (iii) greater than 180 square feet: $800. We reserve the right to charge additional reasonable fees for any repairs above and beyond normal wear and tear.

8.	MAIL FORWARDING AFTER TERMINATION: Upon expiration of this Agreement, we will mark all of your mail “return to sender” and will deposit it in an outgoing US Postal Service collection receptacle. We will not accept any package delivery service from UPS, FedEx or other couriers, and to the extent that we do inadvertently accept such a package, we will prompt notify the carrier to collect the package and return it to sender. Unless arrangements are made in writing, we will have no obligation to notify any person or entity of your new address or phone. However, you can make arrangements with us for mail forwarding service through a Virtual Office Program.

9.	PAYMENTS: You agree to pay your invoice including all applicable sales or use taxes by the first day of each calendar month during this Agreement without any offset, demand or deduction. If you fail to pay any sum due hereunder within five (5) calendar days after the due date, your account will be assessed a late fee of 10% of the total balance. Returned checks and returned ACHs incur a $100 fee. Credit card payments incur a 3.5% convenience fee for invoices larger than $400 in total.

10.	RETAINER: Upon the execution of this Agreement, you will pay the first full month’s Monthly Office Package Charge, any applicable setup fees, and the Retainer as outlined on the first page of this Agreement. No interest will be paid on the Retainer. If you fail to perform any of your obligations hereunder, we may apply your Retainer to the payment of any sums due or any costs, expenses or liabilities incurred by us. You agree to pay additional Retainers on any additional offices added after this initial Agreement. You agree to immediately replenish any portion of the Retainer applied or retained by us. We may increase the amount of your Retainer if you are in arrears in the payment of invoices. At the end of this Agreement, if you have surrendered possession of the office and otherwise satisfied all of your obligations, we will refund your Retainer or any balance thereof within 45 days. However, you will forfeit your Retainer if you default under this Agreement.

11.	SERVICES:

A.	Upon your request to us, we may provide additional services. The fee schedule for additional services is available at http://info.questworkspaces.com/services which may be updated from time to time without notice. New rates will be effective 10 days from posting on the URL above. You agree to pay all charges listed on the first page of this Agreement as well as any additional service rendered each month. If you default under this Agreement, we will cease providing services to you without any legal process.

B.	We and our designated vendors are the only authorized service providers in the Center.

C.	At your request, local dial tone and basic monthly phone service may be provided by us and a monthly fee may be charged. You agree to pay us at our rates for domestic long distance services and international calls.

D.	You are prohibited from using our telephone service for auto-dialing, continuous or extensive call forwarding, telemarketing, fax or voicemail broadcasting, or fax or voicemail blasting. We reserve the right to immediately terminate or modify your service if we determine, in our sole and absolute discretion, that you have at any time used the service for any of the aforementioned or similar activities.

E.	Additional electric outlets within your office may be made available upon your request and at your expense, subject to our approval, or may be required if your use of electricity exceeds normal office use. We will impose an additional monthly surcharge to cover excess electrical usage.

F.	All keys and entry cards remain our property and shall not be duplicated or transferred to third parties. The loss of keys or cards must immediately be reported to us. You will be invoiced for the cost of lost keys or cards as well as the cost of changing locks.

12.	INTERNET ACCESS ACCEPTABLE USE: All of our circuits are monitored 24/7/365 to ensure bandwidth allocation. We will monitor each circuit and address situations as they arise to maintain consistency. If you use excessive amounts of bandwidth or abuse the use of the shared network, you will be notified and additional charges for high bandwidth usage will apply.

13.	RESTRICTION ON HIRING: You agree that during the term of this Agreement and for the twelve-month period immediately thereafter, you and your principals, employees and affiliates will not hire any person who is at that time, or was during this Agreement period, an employee of ours. If you breach the foregoing, you agree that actual damages would be difficult to determine and accordingly, agree to pay liquidated damages in the amount of one year’s final annual base salary we paid the employee.

14.	LIMITATION OF LIABILITY: You acknowledge that neither us, our Landlord nor any of our or their respective officers, directors, employees, shareholders, partners, members or agents (collectively, the “Parties”) shall be responsible for damages, direct or consequential, that may result from our failure for any reason (including without limitation, on account of force majeure) to furnish any service, including without limitation, occupancy of the office. Your sole remedy for any failure to render any service or any delay or interruption of any service is limited to an adjustment to your bill in an amount equal to the charge for such service for the period during which the failure, delay or interruption continues, except that there shall be no such adjustment if you are then in default hereunder or under the circumstances described in Section 1.A. WITH THE SOLE EXCEPTION OF THE REMEDY DESCRIBED ABOVE, YOU EXPRESSLY WAIVE ANY CLAIM FOR DAMAGES, DIRECT OR CONSEQUENTIAL, SPECIAL OR PUNITIVE, ARISING OUT OF ANY FAILURE TO FURNISH ANY SERVICE OR ANY DELAY OR INTERRUPTION OF SERVICES.

15.	DAMAGES AND INSURANCE:

A.	You are responsible for any damage you may cause to the Center or the office, beyond normal wear and tear. Upon reasonable prior notice, which may be oral (except in the event of an emergency when no notice is required), we may at any time and from time to time (a) perform repairs and alterations in the office as we deem necessary, (b) show the office to prospective licensees, and (c) inspect the office. In such event, we will use reasonable efforts not to disrupt your business, but we will not be liable to you for any damages, nor will this Agreement or your obligations be affected.

B.	We maintain a general liability insurance policy; however, neither you nor your property will be covered under this policy. You assume all risk of loss with respect to your personal property, agents, employees and guests within the Center or building.

C.	To the extent that the party sustaining a loss by fire or other casualty to its property is compensated by insurance, we will each waive all rights of recovery against the other party and no third party shall have any right of recovery.

D.	During the term of this Agreement, you will maintain with a respectable insurer licensed to do business in the state and subject to our approval (a) all risk property insurance covering its property and (b) comprehensive general liability insurance of no less than $1,000,000, with us, the Landlord and any other parties designated by us named as additional insured. You will deliver certificates of insurance to us evidencing such coverage prior to the commencement of this Agreement and any expiration date of such policy.

E.	If the Center is made unusable in whole or in part by fire or other casualty or a condemnation affecting the Center occurs, we may either terminate this Agreement upon notice to you, or repair the Center. The Monthly Office Package Charge shall be abated on a per diem basis with respect to the portions of the office that are unusable, which will be your sole remedy.

16.	LICENSE:

A.	This Agreement is not a lease or any other interest in real property. It is a contractual arrangement that creates a revocable license. We retain legal possession and control of the Center and the office.

B.	This Agreement is subject and subordinate to all of the terms of our lease with the Landlord, as such lease may be amended. This Agreement terminates, if not earlier, simultaneously with the expiration or sooner termination of our Lease for any reason. You do not have any rights under the lease (and all requests for building services shall be directed solely to us), although you will attorn to the Landlord in such cases as may be required by the terms of the lease or requested by us or the Landlord.

C.	You agree to comply with all rules, regulations and requirements of the building and with other rules and regulations established by us.

17.	INDEMNITY: To the fullest extent permitted by law, both parties shall indemnify and agree to hold the other harmless from and against any and all loss, cost, liability and expense, including attorneys' fees and disbursements, arising from or alleged to arise from (a) any default by you hereunder, (b) the use or occupancy of the office by you or any person claiming under you, (c) any act or omission of you or your agents, employees, contractors or invitees, or (d) any injury or death to any person or damage to property by you or your agents, employees, contractors or invitees occurring during the term of this Agreement whether in the building, the Center or the office, except to the extent such injury, death or property damage results solely from our gross negligence and indemnification is prohibited by law. The aforementioned indemnity and hold harmless shall apply whether the claim is between the Parties and you, or a third party. You agree to pay us, within ten (10) days following demand therefore, all losses, costs, liabilities and expenses referred to in this Article.

18.	MISCELLANEOUS:

A.	You agree to comply with the Center Rules and Regulations. We may set these Rules at our sole discretion to promote health and safety, security, well-being, hospitality, membership harmony, or to otherwise improve the experience we are delivering. These are available at: http://info.questworkspaces.com/house-rules

B.	The party executing this Agreement on behalf of each party warrants and represents (i) that such executive party has complete and full authority to executive this Agreement on behalf of the applicable party, and (ii) that such party will fully perform its obligations herein.

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